- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           -------------------------

                                 SCHEDULE 14D-9

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              DUPLEX PRODUCTS INC.
                        -------------------------------
                           (NAME OF SUBJECT COMPANY)

                             DUPLEX PRODUCTS INC.
                        -------------------------------
                       (NAME OF PERSON FILING STATEMENT)

                         COMMON STOCK, $1.00 PAR VALUE
                        -------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   26609310
                        -------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             MARK A. ROBINSON, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                              DUPLEX PRODUCTS INC.
                               1947 BETHANY ROAD
                           SYCAMORE, ILLINOIS  60178
                          TELEPHONE:  (815) 895-2101
                        -------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                            CHARLES F. THOMAS, ESQ.
                              HINSHAW & CULBERTSON
                             220 EAST STATE STREET
                                 P.O. BOX 1389
                           ROCKFORD, ILLINOIS  61105
                           TELEPHONE:  (815) 963-8488

ITEM 1. SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Duplex Products Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1947 Bethany Road, Sycamore, Illinois 60178. The class of equity securities to which this Statement relates is all of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of the Company, together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated June 8, 1989, between the Company and Harris Trust and Savings Bank (the Common Stock and the associated preferred stock purchase rights are collectively referred to as the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

         This Solicitation/Recommendation Statement on Schedule 14D-9 relates to the offer by Delaware Acquisition Co., a Delaware corporation, and its parent, The Reynolds and Reynolds Company, an Ohio corporation, both having their principal corporate offices at 115 South Ludlow Street, Dayton, Ohio 45402 (hereinafter collectively referred to as the "Purchaser" or the "Purchaser Companies"), to purchase all outstanding Shares, at $12.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 22, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (c)(1) and (c)(2), respectively (which, as amended from time to time together constitute the "Offer"). The information set forth under "Introduction" in the Offer to Purchase, and in Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

         (a) This Statement is filed by, Duplex Products Inc., whose business address is 1947 Bethany Road, Sycamore, Illinois 60178.

         (b) The Company and the Purchaser have entered into certain agreements relating to the Offer. These agreements are summarized in the Offer to Purchase attached to this Statement as Exhibit (c)(1). The information set forth under "Introduction" and in Section 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement; Tender Agreement and Expressions of Intent; Employment and Consulting Agreements; and Other Agreements") of the Offer to Purchase is incorporated herein by reference. Certain agreements between the Company and its executive officers, directors and affiliates are described in the Company's Proxy Statement dated February 6, 1996 (the "Proxy Statement"). The information set forth in the Section entitled "Employment Contracts and Termination, Severance, and Change of Control Arrangements" in the Proxy Statement is incorporated herein by this reference. In addition to the agreements described in the Proxy Statement, the Company entered into agreements with David B. Preston, Mark A. Robinson and Marc A. Loomer under which each was offered a severance of one year's salary in the event that a change of control occurred with the Company and these individual's respective employment was subsequently terminated. Under the terms of these agreements, these individuals are also entitled to a share in a retention pool if they remain with the Company until such time as a change of control occurs. The retention pool allocated to each of these individual employees is as follows:
David B. Preston - $125,000; Mark A. Robinson - $225,000; and Marc A. Loomer - $175,000. Andrew A. Campbell and James R. Ramig are also included in said retention pool and will receive $160,000 and $100,000 respectively if they remain with the Company until such time as a change of control occurs.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         (a) The Company is filing this Statement in response to the Offer by the Purchaser to purchase the Shares, and the Company advises its security holders to accept the Offer.

         (b) The Company's position to recommend that its security holders accept the Offer of the Purchaser to purchase the Shares is based upon its evaluation of the Company within the business forms industry during this decade. At the beginning of 1990, it was evident to the Board of Directors of the Company (the "Board") that the business forms industry was in a period of substantial change. Certain changes related to developing technology in business printing and information systems. Other changes resulted simply from the desire and expectation of customers that better ways be found to manage their business forms process.

         During the early 1990's, the Company operated with gradually declining revenues after its most successful year ever when in 1989 it had reported sales of $326 million and net earnings of $14.7 million. In 1990, and with increasing urgency thereafter, the Board discussed with management the declining trend of revenue and net income. Also in 1990, the Company added two outside members to the Board, creating for the first time a Board with a majority of outside members.

         Important business related to business forms management and inventory was being added during the early 1990's. However, it was not sufficient to increase either the revenue or income line of the Company. Management introduced a plan to acquire other companies in a consolidating industry to grow revenue and better utilize plant facilities.

         Late in 1991, the Board changed the senior operating management.
Early in 1992, David Eskra, a Board member and former chief executive officer of Pansophic, Inc., was appointed interim President and CEO of the Company. He was given responsibility to begin the improvement of operations and find a new operating executive to assist in the task of growing the Company in a rapidly changing environment.

         An executive search led to Ben L. McSwiney. On September 20, 1992, Mr. McSwiney became President and a member of the Board as Mr. Eskra assumed the Chairman and CEO positions. Carl L. Peterson, previously President and CEO, resigned as Chairman. On December 10, 1992, Mr. McSwiney was appointed CEO.

         Mr. McSwiney brought with him some background in the industry, a new management group and the intention to put the Company in new businesses related to management information systems. The Company developed an emphasis on serving the financial industry to the exclusion of former businesses (with the exception of certain large customers using the forms management capability of the Company) and undertook a major reorganization of the sales organization and its compensation programs, and initiated a substantial initiative into electronic printing.

         In June of 1995, following disappointing operating results, Mr. McSwiney resigned as President, CEO and as a member of the Board. Andrew A. Campbell, Vice President and Chief Financial Officer, was appointed President and member of the Board.

         During the years 1990 to 1994, sales ranged from a high of $298 million to a low of $259 million (in 1993). For the first time in many years in 1992, earnings became negative with a $563 thousand loss.

From 1991 through 1994, the Company took annual restructuring charges of $2 million, $7 million, $1.5 million and $10.0 million respectively, as well as a charge for accounting changes of $7.1 million. Gross sales rose to $276 million in 1995, a $10 million increase over 1994. During that same period, net losses decreased to $1.8 million from $16.1 million (including the restructuring charge taken and accounting changes made in 1994).

         In late summer 1995, the Board started to explore strategic alternatives. During this period, a private company in the industry approached the Company. After an extensive series of meetings with that company and its investment banker, they proposed a reverse merger with the Company through which the privately held company would become a 45% shareholder of the Company.

         The Board retained expert assistance to analyze the proposed reverse merger and the ability of the Company as a stand-alone company to achieve their business plan. A.T. Kearney, Inc. was retained to do an operational analysis. Duff & Phelps Capital Markets Co. analyzed financial values of the Company standing alone, and the proposed reverse merger. Both the operating analysis and the financial valuation of the proposed reverse merger indicated little benefits for the Company or its shareholders. The other party was encouraged to make a cash tender offer to the Company. No offer was made.

         Discussion continued through the late autumn of 1995 and winter of 1996 with a major industry company. Contacts were made by John Colman, a Director acting at the direction of a Committee of the outside Directors of the Board. Although these contacts were rejected by some parties, significant interest by industry firms did occur. Discussions with two companies led to tender offer proposals by each in March, 1996.

         The review of the Company's business by the Board on February 1, 1996, confirmed that the $8 billion forms industry was experiencing continuing decline at the current rate of approximately 2% per year. The Company, given its product mix and some problems with its sales organization, had a declining forms business of about 6% per year with margins lower than most of the industry. Problems in the Company sales organization made it increasingly difficult to meet changing market requirements. Over the past five years, seven major business forms companies in the public market have reported better results than the Company.

         In summary, Duplex has the financial strength to remain a marginal player for some period. However, it does not have the organizational resources to reposition itself to become a major industry company. Large investments in new technologies would be required to position the Company as a competitive entity in the future. The Board is of the opinion that it has attractive components to fit with a larger industry company. In the absence of such a merger of interests, the Company would be expected to continue its decline, probably at an accelerating pace, with adverse results for the shareholders.

         For these reasons, the Board of Directors is recommending that the shareholders of Duplex Products Inc. accept the offer of Purchaser to purchase the shares pursuant to the Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The Company has not retained, nor will it pay any fees or commissions to any broker, dealer or other person for soliciting or making recommendations to security holders in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) Neither the Company, nor any executive officer, director, or affiliate have engaged in any transactions relating to the Shares within the sixty (60)-day period prior to filing this Statement.

         (b) To the extent known by the Company, the executive officers, directors and affiliates of the Company presently intend to accept the Offer of the Purchaser in connection with the sale of all Shares held by such persons, or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) The Offer has been made pursuant to an Agreement and Plan of Merger, dated as of April 20, 1996 (the "Merger Agreement"), by and among the Purchaser Companies and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of the Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, including provisions under Section 203 of the General Corporation Law of the State of Delaware relating to the required vote of unaffiliated shareholders, Delaware Acquisition Co. will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be the wholly owned subsidiary of The Reynolds and Reynolds Company. At the effective time of the Merger, all issued and outstanding Shares immediately prior to the effective time (other than Shares held in the treasury of the Company or held by security holders who shall have demanded and perfected appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive the offer price under the Offer, without interest. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

         (b) There are no other transactions, board resolutions, agreements in principle, or signed contracts in response to the tender offer, other than those described pursuant to Item 3(b) of this Statement, which relates to or would result in an extraordinary transaction relating to the Shares or the assets of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         The information in this Statement and the documents accompanying this Statement as Exhibits fully encompass the Company's recommendation to its security holders in connection with the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         (a) Recommendation Letter sent to Company security holders on April 22, 1996.

         (b)     Not Applicable

         (c)(1)  Form of Offer to Purchase, dated April 22 , 1996.

         (c)(2)  Form of Letter of Transmittal.

         (c)(3)  1996 Annual Proxy Statement, dated February 6, 1996.

         (c)(4)  Agreement and Plan of Merger, dated as of April 20, 1996.

         (c)(5) Consulting and Non-Competition Agreement, dated as of April 20, 1996, between the Reynolds and Reynolds Company and Andrew A. Campbell.

         (c)(6) Consulting and Non-Competition Agreement, dated as of April 20, 1996, between the Reynolds and Reynolds Company and James R. Ramig.

         (c)(7) Employment and Non-Competition Agreement, dated as of April 20, 1996, between the Company and Marc A. Loomer.

         (c)(8) Employment and Non-Competition Agreement, dated as of April 20, 1996, between the Company and David B. Preston.

         (c)(9) Employment and Non-Disclosure Agreement, dated as of April 20, 1996, between the Company and Mark A. Robinson.

         (c)(10) Confidentiality Agreement, dated March 3, 1996, by and between The Reynolds and Reynolds Company and the Company, as amended by letter dated March 7, 1996 and letter dated April 16, 1996.

         (c)(11) Severance Agreement dated November 14, 1995, between the Company and Andrew A. Campbell; Letter Agreement dated March 13, 1996.

         (c)(12) Severance Agreement dated October 2, 1995, between the Company and James R. Ramig; Letter Agreement dated March 13, 1996.

         (c)(13) Agreement dated January 26, 1996, between the Company and Mark
         A. Robinson; Letter Agreement dated March 13, 1996.

         (c)(14) Agreement dated January 26, 1996, between the Company and David B. Preston; Letter Agreement dated March 13, 1996.

         (c)(15) Agreement dated January 26, 1996, between the Company and Marc
         A. Loomer; Letter Agreement dated March 13, 1996.

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                  DUPLEX PRODUCTS INC.

                                        By: /s/ Andrew A. Campbell
                                           -------------------------------------
                                        Name: Andrew A. Campbell
                                        Title: President

                                 EXHIBIT INDEX

EXHIBIT          DESCRIPTION
- -------          -----------
(a)              Recommendation Letter sent to Company security holders on April 22, 1996.

(b)              Not Applicable

(c)(1)           Form of Offer to Purchase, dated April 22, 1996.

(c)(2)           Form of Letter of Transmittal.

(c)(3)           1996 Annual Proxy Statement, dated February 6, 1996.

(c)(4)           Agreement and Plan of Merger, dated as of April 20, 1996.

(c)(5)           Consulting and Non-Competition Agreement, dated as of April 20, 1996, between the
                 Reynolds and Reynolds Company and Andrew A.  Campbell.

(c)(6)           Consulting and Non-Competition Agreement, dated as of April 20, 1996, between the
                 Reynolds and Reynolds Company and James R.  Ramig.

(c)(7)           Employment and Non-Competition Agreement, dated as of April 20, 1996, between the
                 Company and Marc A. Loomer.

(c)(8)           Employment and Non-Competition Agreement, dated as of April 20, 1996, between the
                 Company and David B. Preston.

(c)(9)           Employment and Non-Disclosure Agreement, dated as of April 20, 1996, between the
                 Company and Mark A. Robinson.

(c)(10)          Confidentiality Agreement, dated March 3, 1996, by and between The Reynolds and
                 Reynolds Company and the Company, as amended by letter dated March 7, 1996 and letter dated April 16, 1996.

(c)(11)          Severance Agreement dated November 14, 1995, between the Company and Andrew A.
                 Campbell; Letter Agreement dated March 13, 1996.

(c)(12)          Severance Agreement dated October 2, 1995, between the Company and James R. Ramig;
                 Letter Agreement dated March 13, 1996.

(c)(13)          Agreement dated January 26, 1996, between the Company and Mark A. Robinson; Letter
                 Agreement dated March 13, 1996.

(c)(14)          Agreement dated January 26, 1996, between the Company and David B. Preston; Letter
                 Agreement dated March 13, 1996.

(c)(15)          Agreement dated January 26, 1996, between the Company and Marc A. Loomer; Letter
                 Agreement dated March 13, 1996.